Filed by Aytu BioScience, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company:
Aytu BioScience, Inc. (SEC File No. 001-38247)

Aytu BioScience (NASDAQ: AYTU)

Corporate Update – October 2019

AYTU
BioScience

Forward-Looking Statement

This presentation includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. All statements other than statements of historical facts contained in this presentation, including statements regarding our anticipated future clinical and regulatory events, future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. Forward looking statements are generally written in the future tense and/or are preceded by words such as “may,” “will,” “should,” “forecast,” “could,” “expect,” “suggest,” “believe,” “estimate,” “continue,” “anticipate,” “intend,” “plan,” or similar words, or the negatives of such terms or other variations on such terms or comparable terminology. These statements are just predictions and are subject to risks and uncertainties that could cause the actual events or results to differ materially. These risks and uncertainties include, among others: risks relating to signing a definitive merger agreement with Innovus Pharmaceuticals, and closing the planned transaction which is subject to shareholder votes at both companies, as well as SEC and NASDAQ approvals; risks relating to gaining market acceptance of our products; obtaining reimbursement by third-party payers; the potential future commercialization of our product candidates; the anticipated start dates, durations and completion dates, as well as the potential future results of our ongoing and future clinical trials; the anticipated designs of our future clinical trials; the timing, our future regulatory submissions and events; our anticipated future cash position; and future events under our current and potential future collaborations. We also refer you to the risks described in “Risk Factors” in Part I, Item 1A of Aytu BioScience, Inc.’s Annual Report on Form 10-K and in the other reports and documents we file with the Securities and Exchange Commission from time to time.

AYTU BioScience

Risk Factors

Investing in our securities includes a high degree of risk. You should consider carefully the specific factors discussed below, together with all of the other information contained in our SEC filings. If any of the following risks actually occurs, our business, financial condition, results of operations and future prospects would likely be materially and adversely affected. This could cause the market price of our securities to decline and could cause you to lose all or part of your investment. Risks include but are not limited to:

- If we do not obtain the capital necessary to fund our operations, we will be unable to successfully expand the commercialization of Natesto, Tuzistra XR and ZolpiMist and to develop, obtain regulatory approval of, and commercialize, our current product candidate, the MiOXSYS System.
- Natesto, Tuzistra XR, ZolpiMist, and MiOXSYS may prove to be difficult to effectively commercialize as planned.
- We have limited experience selling our current products as they were acquired from other companies or were recently approved for sale. As a result, we may be unable to successfully commercialize our products and product candidates.
- If we fail to successfully acquire new products, we may lose market position.
- Any of our products and product candidates for which we, or our collaborators, obtain marketing approval in the future could be subject to post-marketing restrictions or withdrawal from the market and we, and our collaborators, may be subject to substantial penalties if we, or they, fail to comply with regulatory requirements or if we, or they, experience unanticipated problems with our products following approval.
- Our products and product candidates may cause undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.
- We may need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain necessary capital when needed may force us to delay, limit or terminate our product expansion and development efforts or other operations.
- We cannot be certain that we will be able to obtain regulatory approval for, or successfully commercialize, any of our current or future product candidates.

AYTU BioScience

Risks Related to the Potential Cerecor, Inc. ("Cerecor") Transaction

There is no guarantee that we will be able to enter into an acceptable agreement or consummate the transaction with Cerecor.

Our ability to enter into an acceptable agreement or consummate the acquisition of certain assets of Cerecor (the "Acquisition") is subject to certain closing conditions, including, but not limited to, the ability to prepare and have audited, certain financial statements of the acquired business unit and our ability to obtain certain waivers and consents of certain indebtedness that we are assuming as part of the acquisition. There is no guarantee that we or Cerecor will be able to meet these conditions.

We have submitted a waiver request to the United States Securities and Exchange Commission (the "SEC") requesting a waiver to the financial statement requirements of an acquired business as set forth in Regulation S-X related to the proposed acquisition of certain Cerecor assets, there can be no guarantee that the SEC will grant our waiver.

In connection with the Acquisition, we have submitted a waiver request to the SEC pursuant to Rule 3-13 of Regulation S-X requesting relief on providing all of the financial statements required by Regulation S-X as it relates to the Acquisition. In the event we are unable to obtain the waiver, we may be unable to prepare the required financial statements which would impact our ability to consummate the Acquisition.

AYTU BioScience

Risks Relating to our Principal Shareholders

Our principal stockholders, including Armistice, and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering, our executive officers, directors, holders of 5% or more of our capital stock, including Armistice Capital Master Fund Ltd. ("Armistice"), and their respective affiliates beneficially owned approximately 42.9% of our voting stock and, upon completion of this offering and the concurrent private placement, that same group will hold over 50% of our outstanding voting stock (assuming no exercise of outstanding options and no purchases of shares in this offering by any of this group), in each case assuming the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock in connection with this offering. In particular, after this offering and the concurrent private placement, Armistice will beneficially own approximately 40% of our voting stock, after taking consideration the provisions in the securities held by Armistice that prohibit Armistice from beneficially owning more than 40% of our outstanding common stock. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their common stock, and might affect the prevailing market price for our common stock.

Armistice owns a significant percentage of our stock and the stock of Cerecor and their interest in the Acquisition may not be the same as other investors.

Armistice beneficially owns approximately 40% of our voting stock and 64.3% of the voting stock of Cerecor. Although stockholder approval is not required for the consummation of the Acquisition other than what is required by the rules of the Nasdaq Stock Market, Armistice's interest in the Acquisition may not be the same as other investors. Investors are encouraged to evaluate the offering and the Acquisition accordingly.

AYTU BioScience

Corporate Update

- **AYTU is a commercial-stage, revenue-generating specialty pharmaceutical company growing current best-in-class, FDA-approved Rx products.**

Two recent pivotal transactions that are expected to: (1) expand commercial critical mass, (2) multiply revenue run-rate, (3) accelerate time to + EBITDA

AYTU BioScience + INNOVUS PHARMA + CERECOR Commercial Rx Business

***Pro-forma LTM revenue of $44M** (as of June 30, 2019)*

AYTU BioScience

Innovus Pharmaceuticals (OTCQB:INNV)

- Announced acquisition September 12, 2019
- Over 30 consumer health products generating > $24M in revenue
- Upfront payment of ~4.2M AYTU shares + milestone payments over 5 years

Cerecor Inc. (NASDAQ:CERC)

- Acquisition of commercial Rx business – signing expected early October 2019
- Includes 25 U.S. based sales reps
- Five established commercial Rx products
- Purchase price of ~8.9M AYTU shares + $4.5M in cash(1)
- Assumption of $16M of debt(2)(3)(4)

Acquisitions Accelerate Growth and Shortens Time to Profitability

(1) Total consideration of $12.5M; Total AYTU shares issued is subject to the price of our stock based on the mean of two VWAPs (prior to signing term sheet on 8/30 and 30 days prior to close), but in not event lower than $1.00.

(2) Deerfield Note - $16M in principal and interest; Principal is due January 2021 with quarterly interest payments of $262,500.

(3) Armistice has fully guaranteed the note.

(4) The debt can be repaid with no penalty and AYTU intends to refinance in the relative near-term post closing of CERC.

AYTU BioScience

Pro-Forma Revenue

- **The acquisitions result in a 503% increase in revenue as of June 30, 2019.**

Pro-Forma LTM Revenue as of June 30, 2019



$50.0
$45.0
$40.0
$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$-
Millions
$7.3M
$7.3
AYTU
503% increase
$44M
$12.4
CERECOR
$24.3
INNOVUS
PHARMA
$7.3
AYTU
AYTU + INNV + CERC

Corporate Milestones

Corporate Milestones	Period	Completed
• Announce definitive agreement to acquire Innovus Pharmaceuticals (OTCQB:INNV)	Sept 2019	x
• Addition of Natesto to leading national pharmacy benefit manager – Over 30 millions U.S. lives covered	Sept 2019	x
• Report 100% revenue growth to $7.3M for FY 2019 (ending June 30, 2019)	Sept 2019	x
• Announce ZolpiMist co-promotion with Validus Pharmaceuticals	Oct 2019	x
• Announce Cerecor signing of commercial assets purchase agreement	Oct 2019	
• Announce Natesto spermatogenesis clinical study data read out	Oct 2019	
• Announce closing of Cerecor commercial assets purchase	Q4 2019	
• Announce closing of Innovus acquisition	Q1 2020	
• Announce first combined company revenue	Feb 2020	

AYTU BioScience

Commercially-Focused Management Team with a History of Growing Commercial Organizations

Josh Disbrow – Chairman & CEO

- Former VP of Commercial Operations at Arbor Pharmaceuticals where revenues grew from zero to over $127MM in < 5 years; Acquired by KKR
- Previous COO of Ampio Pharmaceuticals (NYSE: AMPE) and head of Business Unit
- Progressive commercial roles at LipoScience, Cyberonics, and GlaxoSmithKline

David Green, CPA – Chief Financial Officer

- Former CFO of Specialized Health Products International and Catheter Connections, acquired by CR Bard and Merit Medical, respectively
- Former Chief Accounting Officer of Intarcia Therapeutics
- Previous Managing Director of Duff & Phelps and Director of E&Y Capital Markets

Jarrett Disbrow – COO & Head of Commercial Ops

- Founder and original President/CEO of Arbor Pharmaceuticals where revenues grew from zero to over $127MM in <5 years; Acquired by KKR
- Former CEO of Vyrix Pharmaceuticals, a specialty pharmaceutical company focused on male sexual dysfunction
- Progressive commercial roles at Accentia Pharmaceuticals, GlaxoSmithKline

AYTU BioScience

Acquisitions

Overview

AYTU BioScience

Acquisition of Innovus Drives Revenue Growth and Accelerates Time to Profitability

- **Stock-based transaction that takes advantage of large valuation disconnect**
  - ~$8M upfront at closing for $24M in revenue (LTM)
  - Contingent value rights (CVRs) of up to $16M in milestone payments over time, paid if growth and profitability milestones are reached
- **Combined company revenue of >$31M (LTM) (>4X vs. AYTU stand-alone revenue)**
  - Product sales increases expected to drive near-term revenue growth
  - Expected to drive accelerated path to breakeven & profitability
- **Innovus currently operates near breakeven**
  - Synergies expected to enable near-term profitability of Innovus business unit and accelerate path to positive EBITDA for combined entity
- **Diversified product portfolio creates integrated specialty pharmaceutical company operating in large Rx & OTC markets**
  - Branded Rx & Consumer Products
  - Efficient, low-cost product development underway

AYTU BioScience

Innovus Markets Over 30 Clinically-Studied Consumer Health Products Competing in Large Markets

Well-positioned brands competing in the $40B consumer health market

Diabetes Care	Sexual & Urological Health	Respiratory & Allergy
DIABASENS™	Zestra Essential Arousal Oils®	FlutiCare®
GlucoGorx™	UriVarx®	

Products commercialized through Innovus' proprietary Beyond Human platform

BEYOND HUMAN

AYTU BioScience

Innovus Revenue and Gross Margin

- **Innovus' revenue growth and high gross margins coupled with cost synergies will accelerate the time to profitability.**

Revenue and Gross Margin (12 Months Ended 12/31/18 and 06/30/19)


In $ millions
$26.0
$24.0
$22.0
$20.0
$24.0
$24.3
12 Months Ended 12/31/18
12 Months Ended 06/30/19
Revenue
90%
80%
70%
60%
50%
40%
82%
74%
12 Months Ended 12/31/18
12 Months Ended 06/30/19
Gross Margin

AYTU BioScience

Innovus Revenue and Operating Expense

- **The business combination with Innovus provides increased revenue scale and enables operational synergies that can be leveraged to accelerate the combined company's growth and path to profitability.**

Revenue and Operating Expenses[1] (12 Months Ended 12/31/18 and 06/30/19)


In $ millions
$24.4
$24.2
$24.0
$23.8
$23.6
$23.4
$23.2
$24.0
$24.2
$24.3
$23.6
12 Months Ended 12/31/18
12 Months Ended 06/30/19
Revenue
Operating Expenses

(1) Total Cash Basis Operating Expense

Acquisition of Cerecor Commercial Assets Drives Pro Forma AYTU Revenue to ~$44M

- **Primarily stock-based transaction to acquire ~$12.4M in product revenue and commercial infrastructure to support growth**
  - Established pediatric primary care Rx products include Poly-Vi-Flor®, Tri-Vi-Flor®, Karbinal® ER, AcipHex® Sprinkle, and Cefaclor
  - AYTU + INNV + CERC = **~$44M in combined top line**
- **Purchase price:**
  - ~8.9M AYTU non-registered, convertible preferred shares (convert 1:1, no preference)(1)
  - $4.5M in cash
  - Assumption of ~$16M ($15M of principal) in secured note from Deerfield (due in 2021)
  - Assumption of certain liabilities including product returns (above an established threshold) and CMS rebates
  - Total consideration represents approximately 2.6X revenue multiple
- **Commercial infrastructure to support products and drive growth**
  - Nationwide sales force, product distribution, and marketing

(1) **Total consideration of $12.5M; Total AYTU shares issued is subject to the price of our stock based on the mean of two VWAPs (prior to signing term sheet on 8/30 and 30 days prior to close), but in not event lower than $1.00.**

AYTU BioScience

Established Brands in Large Markets

Established, niche pediatric and primary care brands competing in >$8B addressable markets

Cerecor Prescription Therapeutic Portfolio

Karbinal® ER
(carbinoxamine maleate)
Extended-release liquid antihistamine

AcipHex® Sprinkle
rabeprazole sodium delayed release capsules, for oral use; 5mg & 10mg
Granule formulated proton pump inhibitor

CEFACLOR
For Oral Suspension, USP
250 mg/5 mL
Second-generation cephalosporin

Cerecor Prescription Supplement Portfolio

Tri-Vi-Flor®

Poly-Vi-Flor®

Fluoride-based pediatric supplements

AYTU BioScience

Cerecor Revenue and Gross Margin

- **Cerecor's revenue has accelerated while maintaining attractive gross margins, which will be a significant contributor to driving profitability post acquisition.**

Revenue and Gross Margin (12 Months Ended 12/31/18 and 06/30/19)



$14.0
In $ millions
$13.0
$12.0
$11.0
$10.0
$11.2
$12.4
12 Months Ended 12/31/18
12 Months Ended 06/30/19
Revenue
75%
70%
65%
60%
55%
50%
45%
63%
60%
12 Months Ended 12/31/18
12 Months Ended 06/30/19
Gross Margin

Cerecor Revenue and Operating Expense

- **AYTU can further increase profitability for Cerecor as cost synergies are fully implemented in the near- and long- term.**

Revenue and Operating Expenses[1] (12 Months Ended 12/31/18 and 06/30/19)



In $ millions
$14.0
$12.0
$10.0
$8.0
$6.0
$4.0
$11.2
$5.4
$12.4
$6.5
12 Months Ended 12/31/18
12 Months Ended 06/30/19
Revenue
Operating Expenses

(1) Total Cash Basis Operating Expense

Synergies & Pro-Forma

Overview

AYTU BioScience

Diverse Portfolio Filling Unmet Needs in Large Therapeutic Categories (~$55B TAM)

$6.5B TAM

AYTU Products	Addressing Everyday Conditions in Primary Care
Natesto	Only nasally-administered testosterone
ZolpiMIST	Only oral spray sleep aid
Tuzistra XR	Only twelve-hour codeine cough syrup

>$8B TAM

CERC Products	Addressing Large Pediatric Primary Care Markets
Karbinal ER (carbinoxamine maleate)	Extended-release liquid antihistamine
AcipHex Sprinkle rabeprazole sodium delayed release capsules, for oral use; 5mg & 10mg	Granule formulation proton pump inhibitor
CEFACLOR For Oral Suspension, USP 250 mg/5 mL	Second generation cephalosporin suspension
Poly-Vi-Flor, Tri-Vi-Flor	7 SKU Rx fluoride-based dietary supplement line

$40B TAM

INNV Products (Select)	Competing in Large OTC Categories
Novel, niche OTC medicines and supplements	FlutiCare, Zestra Essential Arousal Oils, UriVarx, DIABASENS

AYTU BioScience

Commercial Synergies

- **National sales footprint with 115 sales representatives, cross selling opportunities and direct-to-consumer support.**

25 PCP Reps

Natesto
+25 Specialty Reps through co-promote

ZolpiMist
+10 Specialty Reps through co-promote

Tuzistra XR
+30 Reps through co-promote

Cross training to maximize rep reach & frequency

25 Ped Reps

Karbinal ER (carbinoxamine maleate)

AcipHex Sprinkle
rabeprazole sodium delayed release capsules, for oral use; 5mg & 10mg

CEFACLOR
For Oral Suspension, USP
250 mg/5 mL

Poly-Vi-Flor

Tri-Vi-Flor

BEYOND HUMAN

Innovus' Direct-to-Consumer Marketing Platform

AYTU BioScience

National Sales Footprint


ALBANY
HARTFORD
BOSTON
DETROIT
NEWARK
CLEVELAND
LONG ISLAND
HARRISBURG
NEW YORK CITY
COLUMBUS
NEW JERSEY NW
KANSAS CITY
ST LOUIS
PHILADELPHIA
LOUISVILLE
SAN JOSE
DC BALTIMORE
WINSTON SALEM
ASHEVILLE
HICKORY
RICHMOND
OKLAHOMA CITY
LOS ANGELES
RALEIGH
BIRMINGHAM
DALLAS
WILMINGTON
SHREVEPORT
FORT WORTH
CHARLOTTE
BATON ROUGE
MOBILE
SAN ANTONIO
ATLANTA
NEW ORLEANS
HOUSTON WEST
ORLANDO
SOUTH TEXAS
HOUSTON EAST
TAMPA
MIAMI

AYTU BioScience

Combined Annual & LTM Financials

	12 Months Ended 12/31/18			12 Months Ended 06/30/19			
	AYTU	INNV	CERC	AYTU	INNV	CERC	Combined
Product Revenue	$ 3.3	$ 24.0	$ 11.2	$ 7.3	$ 24.3	$ 12.4	$ 44.0
Cost of Sales	2.3	4.3	4.1	2.2	6.3	4.9	13.4
Gross Profit	1.0	19.7	7.1	5.1	18.0	7.5	30.6
Cash Basis Operating Expenses							
R&D	0.6	0.2		0.6	0.3		0.9
SG&A	16.2	24.0	5.4	17.7	23.4	6.5	47.6
Total Cash Basis Operating Expenses	16.8	24.2	5.4	18.3	23.6	6.5	48.5
Total Cash Based Operating Income / (Loss)	$ (15.8)	$ (4.5)	$ 1.7	$ (13.2)	$ (5.6)	$ 1.0	$ (17.9)

AYTU BioScience

AYTU Pro Forma Cap Table

Cash Balance as of June 30, 2019: >$11 million

Securities	AYTU *Outstanding as of 8/31/19*	AYTU + INNV + CERC
Common Stock	17,688,071	21,486,413
Preferred Stock (Converts 1:1)	3,444,981	16,094,172
Warrants "ITM"(1)	14,577,002	14,577,002
Warrants & Options "OTM"(2)	1,884,268	1,844,268
Fully Diluted	37,594,322	54,041,855

(1) Weighted average exercise price of $1.35.

(2) Weighted average exercise price of $26.20; 1,607 options outstanding

AYTU BioScience

Contact Information

Josh Disbrow

Chairman & Chief Executive Officer

+1 (720) 437-6520

josh.disbrow@aytubio.com

AYTU BioScience

Appendix

AYTU BioScience

Natesto®: The Only FDA-Approved, Nasally-Administered Testosterone Replacement Therapy (TRT)

AYTU BioScience

Natesto® :The Only Nasally Delivered Low T Therapy

The Only FDA-Approved Intranasal Testosterone



- **Fast, clean application**
- **Easy to use and transport**
- **Rapid T_{max} < 1 hour**

- **Uniquely-delivered,** patented TRT with multiple advantages over existing treatment options
- Only nasally-administered: rapid, **pulsatile** drug delivery
- Delivers the **lowest dose** among topical testosterones (5.5 mg/dose)

No BLACK BOX Warning

- Natesto is the ***only*** topical TRT **without** a BLACK BOX warning
- All others carry a "**BLACK BOX warning**" due to the risk of transference

↓ AndroGel BLACK BOX Warning ↓

AndroGel® (testosterone gel) 1.62% for topical use CIII
Initial U.S. Approval: 1953

WARNING: SECONDARY EXPOSURE TO TESTOSTERONE
See full prescribing information for complete boxed warning.

- Virilization has been reported in children who were secondarily exposed to testosterone gel (5.2, 6.2).
- Children should avoid contact with unwashed or unclothed application sites in men using testosterone gel (2.2, 5.2).
- Healthcare providers should advise patients to strictly adhere to recommended instructions for use (2.2, 5.2, 17).

AYTU BioScience

Natesto Growth Plan

Natesto commercial expansion announced 7/30/19

- **Natesto sales efforts will be expanded through enhanced commercial partnership with Acerus Pharmaceuticals ("Acerus")**
  - Natesto licensor Acerus will fully fund and launch a U.S.-based specialty sales force in support of Natesto growth.
  - Expansion nearly doubles U.S. sales footprint to 60 representatives
- **Aytu continues to book all top line revenue from Natesto sales to wholesalers/retailers**
  - Aytu remains exclusive supplier in U.S.
- **Previously negotiated product revenue milestones removed**
  - Milestone payments of up to $75M removed
- **Regulatory responsibilities and clinical trial expenses assumed by Acerus**
- **Revised, favorable new commission structure**
  - Aytu will pay Acerus commissions on sales generated through specialists' prescriptions
  - Previously paid royalties removed in favor of paying Acerus commission on Natesto revenue upside
- **Deal economics remain essentially unchanged on current level of Natesto sales; Acerus committed to minimum sales level (make whole provision)**

AYTU BioScience

The Clinical Significance of the Natesto Spermatogenesis Study is Substantial

*"Currently, **there are no FDA-approved therapies** to treat men with low testosterone who wish to preserve their fertility.*

About 20% of men with Low T deal with these decisions, and Natesto could be an alternative for simultaneously increasing testosterone while preserving sperm production."

Ranjith Ramasamy, MD

Director of Reproductive Urology

Miller School of Medicine

University of Miami

AYTU BioScience

Preliminary Published Data: Natesto Boosts Testosterone while Maintaining Semen Parameters

Median testosterone levels increased significantly at 1, 3, and 6 months after treatment with Natesto.

n = 5



Median testosterone
1000
900
800
700
600
500
400
300
200
100
0
Baseline
1 mo
3 mo
6 mo

Sperm concentration (RED) , motility (GREEN), and total motile sperm count (BLUE) <u>remained unchanged</u> through 6 months of treatment with Natesto.

n = 5



Median semen parameters
70
60
50
40
30
20
10
0
C Baseline
C 3 mo
C 6 mo
M Baseline
M 3 mo
M6 mo
TMSC Baseline
TMSC 3 mo
TMSC 6 mo

As published in: EUROPEAN UROLOGY FOCUS

AYTU BioScience

Study Completed Assessing Natesto's Impact on Sperm Production & Endogenous Testosterone

- ***Natesto Effects on Testosterone, Luteinizing Hormone, Follicle Stimulating Hormone and Semen Parameters***
  - **This would be the first study ever to demonstrate minimal, or no impact of a TRT on sperm production and testosterone levels**
  - Prospective, open-label study investigating Natesto's impact on patients' semen parameters, endogenous testosterone production, and LH/FSH levels
  - Assesses 40 patients with confirmed hypogonadism (testosterone (T) < 350 on 2 consecutive samples collected more than 1.5 hours apart in the morning
  - 2 complete sperm cycles ~ 24 weeks; 6 study visits
- **Principal Investigator: Ranjith Ramasamy, MD**
  - Director of Male Reproductive Medicine and Surgery; Assistant Professor; Department of Urology – University of Miami
- **Primary endpoint: Change in Testosterone, Semen Parameters, Follicle Stimulating Hormone, Luteinizing Hormone, and Estradiol**
- **Study completed – Summer 2019**
- **Data release at ASRM conference – October 16, 2019**

AYTU BioScience

Consistent Natesto Rx Growth



3,100
2,900
2,700
2,500
2,300
2,100
1,900
2,197
2,529
2,625
2,930
Q1 FY19
Q2 FY19
Q3 FY19
Q4 FY19
TRx

AYTU BioScience

ZolpiMist™: The Only FDA-Approved, oral spray Zolpidem Tartrate

AYTU BioScience

ZolpiMIST™ : Sleep, Delivered, Fast

- **Novel, rapid-acting oral spray formulation of most prescribed prescription sleep aid, zolpidem tartrate**
- **Significant patient advantages over Ambien® including:**
  - Rapid onset of action to deliver faster sleep onset than Ambien
    - Significantly more patients achieved therapeutic blood levels in 15 minutes with ZolpiMist oral spray than with Ambien tablets
  - Effective for patients with difficulty swallowing
- **Large market – 1% TRx market share = ~$50M**
- **Expanded in to psychiatry market with co-promotion with Validus Pharmaceuticals**

AYTU BioScience

ZolpiMIST™ : Sleep, Delivered, Fast

- **ZolpiMist initiates sleep quicker than Ambien**
- **As published by Raffa et al in *Pharmacology & Pharmacy* (July '19), patients' plasma concentrations of zolpidem tartrate rose more quickly with ZolpiMist (zolpidem lingual spray (LS)) than tablets.**

Mean plasma concentration following 5 mg (left panel) or 10 mg (right panel) zolpidem LS or tablets


Mean values
Z-5
A-5
Z-10
A-10
Plasma Concentration (ng/mL)
0
20
40
60
80
100
120
140
Time (mins)
0
5
10
15
20
Mean values
Z-5
A-5
Z-10
A-10
Plasma Concentration (ng/mL)
Time (mins)

Raffa, RB and Westfield G. (2019) More Rapid Sleep Onset with Lingual-Spray vs Oral-Tablet Delivery Zolpidem. Pharmacology & Pharmacy, 10, 329-342.

AYTU BioScience

Tuzistra® XR: The Only FDA-approved, 12-hour Codeine Suspension

AYTU BioScience

Tuzistra® XR CIII : All-Day, All-Night Cough Relief

- **Only FDA-approved codeine-based antitussive suspension with 12-hour dosing**
  - Current codeine syrups are dosed every 4-6 hours
- **Patented, extended-release oral suspension codeine polistirex and chlorpheniramine polistirex oral**
  - Two Orange Book-listed patents; others pending
- **Co-promotion with Poly Pharmaceuticals - nearly doubles sales footprint (promotion started 9/3/2019)**
- **Novel, follow-on antitussive pending FDA review**

$3B U.S. Market

30-35 million Rxs annually

AYTU BioScience

Sales Performance, Capitalization, and Investment Considerations

AYTU BioScience

Aytu Investment Considerations

- **Rapidly growing, revenue generating, specialty pharmaceutical company**
  - >30+% sequential growth over last four quarters
  - Innovus acquisition accelerates revenue growth
- **Transformational transactions announced in past two months**
  - **INNV:** Acquisition of $24M revenue-generating company
  - **CERC:** Acquisition of ~$12.4M revenue-generating commercial business
- **Growing product portfolio addressing large markets**
  - **Aytu Rx Products (~6.5B TAM)**
  - **Innovus Consumer Products (~$40B TAM)**
  - **Cerecor Rx Products (>$8B TAM)**
- **Expanded nationwide sales force**
  - Expanded U.S.-based, specialty sales force with national footprint
  - Leveraging co-promotion partnerships to increase reach without ↑ in SG&A
  - Sales deployment in large, overlapping therapeutic areas
- **Upcoming and ongoing catalysts:**
  - Natesto sperm study final data readout and publication – **10/17/2019**
  - Closing of Innovus transaction (combined LTM revenue of $31M) – **Q1 2020**
  - Reporting combined revenue for AYTU + CERC for quarter-ending 12/31/19 – **2/2020**

AYTU BioScience